

Mail Stop 4628

April 7, 2016

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K filed February 24, 2016**
> **File No. 1-13726**

Dear Mr. Dell'Osso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 55

Impairment of Oil and Natural Gas Properties, page 60

1.   You have stated that management reasonably expects downward revisions to proved reserves of approximately 8% as of March 31, 2016 due to the continued decrease in first-of-the-month index prices and current strip prices in the first quarter of fiscal year 2016. You have also stated an estimated $1.2 billion reduction in the present value of estimated future net revenue of proved reserves, an indicator of impairment, based on

similar index and strip prices during this interim period. Please disclose whether the $1.2 billion estimated indication of impairment to your oil and natural gas properties takes into account the 8% expected reduction in proved reserve estimates. If not, please quantify the additional reasonably expected reduction in the present value of estimated future net revenue due to this 8% expected revision to reserves. In your response, please also tell us whether the 8% revision to proved reserves relates to proved developed reserve quantities, proved undeveloped reserve quantities or both.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 82

Reclassifications, page 90

2.   We note that beginning in the fourth quarter of 2015 you have reclassified your presentation of third party transportation and gathering costs to report the costs as a component of operating expenses. Previously, these costs were reflected as deductions to oil, natural gas and NGL sales. Please explain the reason for the reclassification and why you believe the reclassification is appropriate.

Exhibit 4.10.1

3.   We note that the schedules and exhibits to your credit agreement have not been filed. Please re-file your credit agreement to include omitted schedules and exhibits.

Form 8-K filed February 24, 2016

Exhibit 99.1

4.   We note in Exhibit 99.1 of your earnings release your discussion of the financial results of the full year and fourth quarter appears to provide greater prominence to your non-GAAP measures than your GAAP measures. For example, in the highlighted section, we note you present 2015 adjusted net loss of $0.20 per diluted share and 2015 adjusted ebitda of $2.385 billion without a corresponding discussion of the most directly comparable GAAP measurement. Please explain to us why you believe this highlighted presentation of non-GAAP results complies with the guidance in Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

5.   You have presented the non-GAAP measure of adjusted net earnings (loss) per fully diluted share for the three months and year ended December 31, 2015 and 2014, without direct reconciliation to the most directly comparable per share amount calculated in accordance with GAAP. Please revise the tables presented on pages 15 and 16 to include a reconciliation of these per share amounts. You may refer to Question 102.05 of the

Compliance and Disclosure Interpretations for Non- GAAP Financial Measures dated July 8, 2011 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources